File No.: 073-00010
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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57
                                 Amendment No. 1

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                              AES Puerto Rico, L.P.
                        (Name of foreign utility company)

                               THE AES CORPORATION
                               1001 N. 19th Street
                                   Suite 2000
                            Arlington, Virginia 22209
     (Name of filing company, if filed on behalf of foreign utility company)




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     The AES Corporation ("AES"), a Delaware corporation and a public utility holding company exempt from registration under Section 3(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act, this Form U-57/A for the purpose of notifying the Commission that AES Puerto Rico, L.P. is a limited partnership organized under the laws of Puerto Rico, is a "foreign utility company" ("FUCO") within the meaning of
Section 33 of this Act. This Form U-57/A amdns and restates in its entirety the Form U-57 that AES filed on behalf of AES Puerto Rico, L.P. on April 12, 2000.


     AES Puerto Rico, L.P. does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Neither AES Puerto Rico, L.P. nor any of its subsidiary companies is or will be a public utility operating within the United States.

ITEM 1

     Foreign utility status is claimed by AES Puerto Rico, L.P., located in Guayana, Puerto Rico. The business address of AES Puerto Rico, L.P. is Carretera No. 3, KM 142, Guayama, Puerto Rico 00784.

     AES Puerto Rico, L.P. is the owner of a 454.3 MW coal-fired electrical cogeneration facility located in Guayana, Puerto Rico. The General Partner is AES Puerto Rico, Inc. Both AES Puerto Rico, L.P. and AES Puerto Rico, Inc. are wholly-owned subsidiaries of The AES Corporation.

     The AES Corporation is a Delaware corporation.

ITEM 2

     The domestic associate public utility companies of AES Puerto Rico, L.P. are Central Illinois Light Company ("CILCO") and Indianapolis Power & Light Company ("IPL"), each of which are indirect wholly-owned subsidiaries of AES.

     Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, Premnitz, nor are any such investments or contractual relationships contemplated.

     The certification of the Illinois Commerce Commission, as required under
Section 33(a)(2) of the Act, is attached hereto as Exhibit A. The certification of the Indiana Utility Regulatory Commission, as required under Section 33(a)(2) of the Act, is attached hereto as Exhibit B.




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

     The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi, Esq.
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209



         Robert F. Shapiro, Esq.
         Chadbourne & Parke LLP
         1200 New Hampshire Avenue, N.W.
         Suite 300
         Washington, D.C.  20036



















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                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:  /s/ William R. Luraschi
   -------------------------------
William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Suite 2000
Arlington, Virginia  22209
(703) 522-1315



Dated:  October 29, 2003



















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